X-17A-5/A

14040708

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SEC Mail Processing Section
APR 1 - 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
~~8 - 50032~~ 8-69089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/11/2012 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TCFG Wealth Management, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28202 Cabot Road, Suite 300
(No. and Street)

Laguna Niguel	California	92677
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Roberts (949) 365-5830
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCFG Wealth Management, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

Chief Executive Officer
Title

See Attached Sheet
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 27 day of March, 2014, by Rick Roberts, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

R. JENKINS
Commission # 1927148
Notary Public - California
Orange County
My Comm. Expires Mar 9, 2015

(Seal) Signature ____________

TCFG Wealth Management, LLC

Financial Statements and Supplemental Schedule
(With Independent Auditors' Report Thereon)

December 31, 2013

PMB Helin Donovan
CERTIFIED PUBLIC ACCOUNTANTS

TCFG WEALTH MANAGEMENT, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2013

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Management of
TCFG Wealth Management, LLC:

We have audited the accompanying financial statements of TCFG Wealth Management, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the period December 11, 2012 through December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCFG Wealth Management, LLC as of December 31, 2013, and the results of its operations and its cash flows for the period December 11, 2012 through December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
Tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
March 25, 2014

TCFG WEALTH MANAGEMENT, LLC
Statement of Financial Condition
December 31, 2013

Assets:		
Cash and cash equivalents	$	47,872
Deposit with clearing organization		50,000
Commission receivables		16,455
Due from clearing organization		10,418
Note receivable due from affiliate		7,000
Total assets	$	131,745
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	28,795
Total liabilities		28,795
Member's equity:		
Member's equity		102,950
Total member's equity		102,950
Total liabilities and member's equity	$	131,745

See notes to the financial statements and independent auditors' report.

TCFG WEALTH MANAGEMENT, LLC

Statement of Operations

For the Period December 11, 2012 through December 31, 2013

Revenues:		
Execution and clearing revenue	$	32,824
Revenue sharing income - 12b-1		30,140
Mutual fund income		26,484
Riskless principal income		7,739
Other income		5,925
Total revenues		103,112
Operating expenses:		
Commissions		16,063
Subcontractor labor		39,868
Execution and clearing expenses		13,045
Regulatory expenses		9,669
Guaranteed payments to managing partner		107,000
Professional fees		88,775
Occupancy		17,580
General and administrative		8,417
Total operating expenses		300,417
Net loss before income taxes		(197,305)
Income tax expense		-
Net loss	$	(197,305)

See notes to the financial statements and independent auditors' report.

TCFG WEALTH MANAGEMENT, LLC

Statement of Changes in Member's Equity

For the Period December 11, 2012 through December 31, 2013

Balance at December 11, 2012	$	120,000
Contributions		180,255
Net loss		(197,305)
Balance at December 31, 2013	$	102,950

See notes to the financial statements and independent auditors' report.

TCFG WEALTH MANAGEMENT, LLC

Statement of Cash Flows

For the Period December 11, 2012 through December 31, 2013

Cash flows from operating activities:		
Net loss	$	(197,305)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		
Deposit with clearing organization		(50,000)
Commission receivables		(16,455)
Due from clearing organization		(10,418)
Accounts payable and accrued expenses		28,795
Net cash used in operating activities		(245,383)
Cash flows from investing activities:		
Advance of note receivable from affiliate, net of repayments		(7,000)
Net cash used in investing activities		(7,000)
Cash flows from financing activities:		
Contributions from members		180,255
Net cash provided by financing activities		180,255
Net decrease in cash and cash equivalents		(72,128)
Cash and cash equivalents at beginning of year		120,000
Cash and cash equivalents at end of year	$	47,872
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

TCFG WEALTH MANAGEMENT, LLC
Notes to the Financial Statements
December 31, 2013

Note 1 - Nature of Business

TCFG Wealth Management, LLC (the "Company") was organized April 10, 2012 under the laws of Delaware. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage and asset management services.

The Company has a sole member, Certus Financial Group, LLC ("Certus"). The Company relies on contributions from its member to fund operations.

The Company operates under the provisions of paragraph K(3) of Rule 15c3-3 of the SEC involving the sale of corporate securities and business brokerage activities.

The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Liquidity and Capital Resources

The Company has experienced operating net losses in the current year. The Company has a net capital requirement of $5,000 and net capital of $95,950 at December 31, 2013.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the securities industry. At December 31, 2013, the Company has $47,872 in cash and cash equivalents and working capital of $102,950. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and the minimum net capital requirement and will manage operations commensurate with its level of working capital. Should the Company sustain additional losses from operations, the Company's management believes it can obtain additional capital contributions from its sole member.

Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Significant Accounting Policies, continued

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Revenue Recognition
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and accrued expenses.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the sole member of the Company.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Significant Provisions of the Company's Limited Liability Agreement

The equity interest of the Company is owned by one member, Certus, whom contributed $10,000 upon inception of the Company.

The Company's duration is perpetual. The Company can be dissolved as a result of the following events: death, retirement, resignation, expulsion, bankruptcy or dissolution or the occurrence of any other event which terminates the continued membership of a member.

Note 5 - Related Party

During August 2013, the Company advanced an affiliate $12,000 in the form of a demand note. The note receivable bears interest at 6% and matures on August 14, 2014. At December 31, 2013, the balance on the note receivable to an affiliate was $7,000.

During December 2012, the Company entered into an expense sharing agreement with Certus. The Company pays a monthly overhead service fee of $1,465. During the year ended December 31, 2013, the Company paid $17,580, which is recorded in occupancy in the statement of operations.

Note 6 - Deposit with Clearing Organization

The Company maintains a deposit account with National Financial Services, LLC ("NFS") as part of the Company's contract for services. NFS requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2013, the deposit balance was $50,000.

Note 7 - Commitments and Contingencies

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 8 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. At December 31, 2013, the Company had net capital and net capital requirements of $95,950 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.3 to 1.0.

Note 9 - Subsequent Events

During January 2014, the Company received an equity contribution from Certus for $95,000.

The Company has evaluated subsequent events through March 25, 2014, the date the financial statements were available to be issued.

TCFG WEALTH MANAGEMENT, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013

Total member's equity qualified for net capital	$	102,950
Deductions and/or charges		
Non-allowable assets:		
Note receivable due from affiliate		7,000
Total deductions and/or charges		7,000
Net capital before haircuts on securities		95,950
Haircuts on securities		-
Net capital	$	95,950
Aggregate indebtedness		
Accounts payable and accrued expenses	$	28,795
Total aggregate indebtedness	$	28,795
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	90,950
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	89,950
Ratio of aggregate indebtedness to net capital		0.3 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 21, 2014.	$	101,238
Audit adjustments:		
Net effect of errors on previously filed Focus report		(5,288)
Net capital per audit	$	95,950

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of
TCFG Wealth Management, LLC:

In planning and performing our audit of the financial statements of TCFG Wealth Management, LLC (the "Company"), as of December 31, 2013 and for the period December 11, 2012 through December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
March 25, 2014